DHC ACQUISITION CORP

1900 West Kirkwood Blvd.

Suite 1400B

Southlake, TX 76092

February 13, 2024	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Pattan

RE:	DHC Acquisition Corp

Registration Statement on Form S-4 (File No. 333-275058)

Acceleration Request

Requested Date:   February 14, 2024

Requested Time:   4:00 P.M. Eastern Time

Dear Mr. Pattan,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DHC Acquisition Corp (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”) and declare the Registration Statement effective on February 14, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Peter Byrne and Kevin Cooper of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Peter Byrne, counsel to the Registrant, at (212) 479-6778.

Very truly yours,

DHC Acquisition Corp

/S/ Christopher Gaertner

Christopher Gaertner

Co-Chief Executive Officer and Chief Financial Officer

cc:	Jan Woo, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Ryan Rohn, Securities and Exchange Commission

Peter Byrne, Cooley LLP

Kevin Cooper, Cooley LLP